Natur International Corp.

Parnassus Tower

Locatellikade 1

1076 AZ Amsterdam

The Netherlands

May 13, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Natur International Corp.
Request to Withdraw Registration Statement on Form S-1
Effective Date: November 1, 2019
File No. 333-233929

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Natur International Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-233929), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

No securities covered by the Registration Statement have been issued or sold. The Registrant has decided not to pursue the company offering due to market conditions. As to the selling shareholder, the Registrant is not continuing to maintain the registration statement because it is not able to update its audited financial reports due to the Covid-19 Pandemic and financial considerations; the selling shareholders may sell their shares pursuant to Rule 144. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned or Andrew D. Hudders, Esq. of Golenbock Eiseman Assor Bell & Peskoe LLP, counsel to the Registrant, at (212) 907-7349 with any questions with regard to this matter.

Very truly yours,

/S/ Spencer Chesman

Authorized Director